January 10, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549
Attention: SiSi Cheng and Hugh West

Re:    Arcosa, Inc.
    Form 10-K for the Year Ended December 31, 2023
    Filed February 23, 2024
    Form 8-K
    Filed August 6, 2024
    File No. 001-38494

Dear Ms. Cheng and Mr. West:
Arcosa, Inc. (“Arcosa” or the “Company”) is responding to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) dated December 16, 2024, containing comments on the above-referenced filings. For your convenience, the Company has included in this letter the Staff’s comments in bold and italics before providing the Company’s response to that comment. All terms used but not defined herein have the meanings assigned to such terms in the Form 8-K filed August 6, 2024 (the “Regulation FD 8-K”) and the Annual Report on Form 10-K for the Year Ended December 31, 2023 (the “Form 10-K”), respectively.
Form 8-K filed August 6, 2024
Exhibit 99.3
1.Your Exhibit 99.3 includes the unaudited financial statements of Stavola for the six months ended March 31, 2024 which appear to consist of only a balance sheet and an income statement. Please advise us how you consider these financial statements to meet the requirements of Rule 3-05 of Regulation S-X and Item 9.01 (a) (2) of Form 8-K.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the financial information furnished under Item 7.01 of the Regulation FD 8-K filed August 6, 2024 was for informational purposes only in connection with the Company’s proposed senior secured Term Loan B Facility and was not intended to satisfy the requirements under Rule 3-05 of Regulation S-X. The Company timely provided the financial statements required by Rule 3-05 of Regulation S-X with its filing of the Form 8-K/A on December 16, 2024 (the “Closing Form 8-K/A”). Please refer to Exhibits 99.1 and 99.2 to the Closing Form 8-K/A for the audited consolidated financial statements of Stavola for the year ended September 30, 2023 and the unaudited consolidated financial statements of Stavola for the nine months ended June 30, 2024 as filed in accordance with Rule 3-05 of Regulation S-X and Item 9.01 (a) (2) of Form 8-K.
Item 9.01 - Financial Statements and Exhibits
2.Your Form 8-K filed August 6, 2024 includes audited financial statement of Stavola Holding Corporation and interim financial statements as of March 31, 2024. Please tell us your consideration given to also providing the pro forma financial information required by Article 11 of Regulation S-X.

Response: The Company timely provided the financial information required by Article 11 of Regulation S-X with its Closing Form 8-K/A filed December 16, 2024. Please refer to Exhibit 99.3 to the Closing Form 8-K/A for the unaudited pro forma condensed combined financial information as of and for the six months ended June 30, 2024 and the fiscal year ended December 31, 2023 as required by Article 11 of Regulation S-X.
Form 10-K for the Year Ended December 31, 2023
Notes to Consolidated Financial Statements
Note 2. Acquisitions and Divestitures, page 68
3.Please provide us your analysis of how you determined that the sale of your storing tank business did not qualify as a strategic shift that has or will have a major effect on your operations and financial results. Refer to ASC 205-20-45-1B.

Response: In determining whether the sale of the storage tanks business in 2022 met the definition of a discontinued operation, we considered ASC 205-20-45-1B which states that “a disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.” We also considered ASC 205-20-45-1C which states that “examples of a strategic shift that has (or will have) a major effect on the entity’s operations and financial results could include a disposal of a major geographical area, a major line of business, a major equity method investment, or other major parts of an entity.” We considered this guidance both from a qualitative and quantitative basis.

From a qualitative perspective, the storage tanks business was not core to the Company’s long-term strategy, a position held consistently since the Company’s spin-off from its former parent in 2018. At spin-off, we outlined a strategy to our investors that included growing our core businesses, which we identified as construction materials and utility and related structures, while reducing the complexity of our overall business portfolio. The Company’s storage tanks business was a legacy business that was not part of the Company’s focus on strategic growth in select markets. Aligning with its strategy, the Company focused on improving the profitability of the storage tanks business to maximize its value in preparation for an eventual divestiture, culminating with the divesture of the business in 2022. The divestiture of the business was a continuation of our strategy set out at spin, rather than a “strategic shift”. Furthermore, the storage tanks business was not prominently discussed in MD&A disclosures. In fact, as recently as 2020 the storage tanks business had been referred to as “Other” revenue within the Company’s disclosure of disaggregated revenue within its engineered structures segment.

Quantitatively, we compared the significance of the storage tanks business to the Company overall in terms of revenue, operating profit, adjusted EBITDA, and total assets, noting that in each case for the three years leading up to the divesture, the storage tanks business represented approximately 10% or less of revenue, operating profit, and adjusted EBITDA and less than 6% of total assets. The lone outlier to these trends was in 2021 when the storage tanks business represented approximately 30% of the Company’s operating profit and approximately 16% of its adjusted EBITDA (while still only representing approximately 10% of the Company’s revenue in that year), however this outlier was primarily attributable to the downturns experienced in our other businesses during that year.

We believe the FASB’s use of the word “major” in ASC 205-20-45-1C intended a relatively high bar for a disposal to be considered a strategic shift on a quantitative basis. Based on our analysis of both qualitative and quantitative factors, we determined that the sale of the storage tanks business did not meet the definition of a “strategic shift” that would have a major effect on the operations or financial results of the Company.
Note 4. Segment Information, page 72
4.Please revise your future filings to address the following (refer to ASC 280-10-50-41):
•disclose revenues from external customers attributed to your country of domicile and attributed to all foreign countries in total from which you derive revenues;
•disclose long-lived assets located in your country of domicile and located in all foreign countries in total in which you hold assets; and
•disclose the amount of revenues from external customers attributed to and the amount of long-lived assets in an individual foreign country, if material.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that for the year ended December 31, 2023, the Company disclosed the above-referenced information within “Note 4. Segment Information” for Mexico, which is the only foreign country in which it had material operations. In response to the Staff’s comment, in future filings the Company will also specifically disclose the required information for its operations within the United States which is its country of domicile, commencing with the Company’s Form 10-K for the fiscal year ending December 31, 2024.
Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (972) 942-6578.
Very truly yours,
Arcosa, Inc.

By:	/s/ Gail M. Peck
Gail M. Peck Chief Financial Officer

cc:	Eric D. Hurst – Vice President, Controller Mark J. Elmore – Vice President and Corporate Secretary